October 23, 2018

Larry Spirgel

Assistant Director

Office of Telecommunications

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ClearOne, Inc.
Registration Statement on Form S-1
Filed September 26, 2018
File No. 333-227530

Dear Mr. Spirgel:

On behalf of ClearOne, Inc. (the “Registrant”), and in connection with the Registration Statement on Form S-1 filed September 26, 2018 of the Registrant, I respectfully submit this letter in response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 16, 2018 (the “Comment Letter”). For convenience of reference, each comment is recited in bold face type and is followed by the Registrants’ response thereto. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Reports.

Form S-1 filed September 26, 2018

Prospectus Summary

Cancellation, page 4

1.	We note the involvement of Broadridge as subscription agent and that your board of directors may cancel the rights offering prior to closing. Provide us with your analysis as to whether Rule 15c2-4 applies to your offering. If so, confirm that if your offering is terminated prior to closing, all funds will be returned to investors by Broadridge within 48 hours consistent with Rule 15c2-4.

Response:

The Offering does not have a minimum offering amount that must be sold prior to acceptance of subscriptions and the subscription funds. Further, no broker dealer has been engaged to solicit offers or receive proceeds, and Broadridge will perform purely administrative services as subscription agent. Accordingly, the Company has determined that Rule 15c2-4 does not apply to the offering.

General

2.	Supplementally provide us with a copy of your agreement with Broadridge to act as subscription agent.

Response:	We have attached a copy of our agreement with Broadridge as Exhibit A to this response letter.

On behalf of the Registrant, I hereby confirm that the Registrant acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at (801) 975-7200.

Very truly yours,

/s/ Zeynep Hakimoglu

Zeynep Hakimoglu

Chief Executive Officer

Exhibit A

SUBSCRIPTION AND INFORMATION AGENT AGREEMENT

This Subscription and Information Agent Agreement (the “Agreement”) is entered into as of this 23rd day of October, 2018 by and between, ClearOne, Inc., organized and existing under the laws of Utah (the “Company”), and Broadridge Corporate Issuer Solutions, Inc., a Company having its principal offices in Philadelphia, Pennsylvania (“Broadridge”).

WHEREAS, pursuant to a rights offering (the “Rights Offering”), the holders of the Company’s common stock, $0.001 par value per share (the “Common Stock”) will be given the right (the “Subscription Rights”) to subscribe for and purchase Common Stock registered under the Securities Act of 1933, as amended, in each case as more fully set forth in a prospectus and related offering documents (the “Offering Documents”) to be prepared by the Company and filed with the Securities and Exchange Commission for the purpose of effecting the Rights Offering; and

WHEREAS, the Company has authorized and directed the Agent to hold funds submitted by stockholders who exercise Subscription Rights (the “Subscription Funds”) in accordance with the terms and provisions of this Agreement; and

WHEREAS, upon the terms and conditions set forth in the applicable Offering Documents, the Agent will record properly exercised Subscription Rights from holders of the Common Stock on the Record Date (as defined in the applicable Offering Documents), as well as record and deposit the Subscription Funds for the purchase of the shares of Common Stock pursuant to the Rights Offering; and

WHEREAS, the Company desires that Broadridge act as both Subscription Agent and Information Agent under the Rights Offering (the “Agent”), and Broadridge has indicated its willingness to do so.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

1. Appointment of Subscription and Information Agent. The Company hereby confirms the appointment of Broadridge as Agent, and Broadridge hereby agrees to serve as Agent, upon the terms and conditions set forth herein.

2. Acceptance and Receipt of Subscription Documents.

A. After receiving from the Company acknowledgement of the commencement of the Rights Offering, the Agent shall promptly mail to each holder of Common Stock as of the Record Date (a) the appropriate Offering Documents as approved by the Company (which shall specify that the exercise of Subscription Rights shall be effected, and risk of loss of Subscription Funds shall pass, only upon receipt by the Agent of the properly completed rights certificate and Subscription Funds required to effect the exercise of Subscription Rights under the Rights Offering) and (b) an envelope addressed to the Agent for use by such holder in exercising his or her Subscription Rights (the “Mailing”).

B.     The Agent, upon receipt of Subscription Funds and duly, completely and correctly executed rights certificates and other documents that the Company requires for the exercise of Subscription Rights and has provided to Agent, shall create a report of the exercise of Subscription Rights and Subscription Funds received. Upon the closing of the Rights Offering and as promptly as feasible upon the Agent’s receipt of the Company’s acceptance and approval of said rights certificates, (i) the Company will authorize the Agent to no longer accept any subscription documents and to prepare the final subscription list, which list shall accurately identify the number of shares of Common Stock for which each stockholder has subscribed, to be issued in electronic, book-entry form and (ii) the Agent will release to the Company the aggregate Subscription Funds minus any agreed upon fees and expense reimbursements (incurred or reserved for disbursements) due to the Agent from the Company as set forth in Exhibit A (sections (i) and (ii) directly preceding constituting the “Closing”). No interest on the Subscription Funds will accrue to either the Company or the Company’s stockholders.

3. Notification and Processing. The Agent is hereby authorized and directed to, and hereby agrees to perform certain functions, including but not limited to the following:

A. Accept and respond to all telephone requests from stockholders for information relative to the exercise of Subscription Rights (except that Agent will not answer questions relating to the sufficiency of the consideration or the tax implications of the Rights Offering); answer questions regarding the proper method of exercising Subscription Rights, including the completion of rights certificates and other documents related to the Rights Offering; maintain a toll-free number to respond to inquiries; provide assistance to holders of Common Stock and monitor the response to the Rights Offering; enclose and re-mail the subscription documents in the Mailing to interested holders of Common Stock; and provide periodic reports as requested to the Company as to the status of the Rights Offering.

B. Date stamp each document relating to its duties hereunder when received;

C. Receive and examine all documents submitted to Agent in connection with the exercise of Subscription Rights under the Rights Offering and confirm whether such documents are executed in accordance with their terms. If Common Stock underlying a Subscription Right are held by more than one record holder, the applicable Offering Documents must be signed by each such holder; if a holder or joint holders (registrants) hold more than one position in the Company, as indicated by different accounts on the relevant record holder list, then separate, properly completed and executed subscriptions must be submitted for each such position held by that or those joint holders (registrants).

D. Return to any holders (as applicable) those rights certificates evidencing some deficiency in execution; provided, however, that in any instance where the Agent cannot reconcile such deficiencies, prior to returning the rights certificates, for any such rights certificates for the purchase of 100 or more shares of Common Stock, the Agent shall provide electronic notice of such deficiencies to the Company, and may accept such exercise of Subscription Rights upon written instruction from the Company to do so.  In the absence of such instructions by Company in writing or email within twenty-four (24) hours after Agent first provide electronic notice of the deficiency to the Company, Agent is authorized not to accept such exercise of Subscription Rights and shall notify the exercising stockholder that its exercise is deficient;

E. Accept rights certificates and other documents signed by persons acting in a fiduciary or representative capacity only if such capacity is properly shown on the subscriptions and proper evidence of their authority so to act has been submitted;

F. Accept subscriptions for Common Stock to be issued other than in the name that appears on the Company record stockholder list submitted for such subscription, where (i) the signature thereon is guaranteed by a financial institution which is a participant in the Securities Transfer Agents Medallion Program (“STAMP”), the New York Stock Exchange, Inc. Medallion Signature Program (“MSP”), or The Stock Exchange Medallion Program (“SEMP”), (ii) any necessary stock transfer taxes are paid and proof of such payment is submitted or funds therefor are provided to the Agent, or it is established by the holder that no such taxes are due and payable and (iii) the “Special Issuance Instructions” on the rights certificate have been properly completed;

G. Retain all subscriptions accepted and retain such related documents pending further instructions from the Company;

H. Return at the Company’s request any and all necessary records, information and material concerning and representing unsubscribed Common Stock under the Rights Offering; and

I. Maintain on a continuing basis a list of holders of Common Stock that have not yet exercised their Subscription Rights.

4. Concerning the Agent.

The Agent:

A. Shall have no duties or obligations other than those set forth herein, including those described under “Included Services” on Exhibit A, and no duties or obligations shall be inferred or implied, nor shall Agent be obligated nor expected to perform those services described under “Non-Included Services” on Exhibit A;

B. May rely on, and shall be held harmless by, the Company in acting upon any certificate, statement, instrument, opinion, notice, letter, facsimile transmission, telegram electronic mail or other document, or any security delivered to it, and reasonably believed by it to be genuine and to have been made or signed by the proper party or parties;

C. May rely on and shall be held harmless by the Company in acting upon written or oral instructions from the Company with respect to any matter relating to its acting as Agent;

D. May consult with counsel reasonably satisfactory to it (including counsel for the Company) and shall be held harmless by the Company in relying on the advice or opinion of such counsel in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or opinion of such counsel;

E. Shall make the final determination as to whether or not a rights certificate received by Agent is duly, completely and correctly executed in order to qualify for the Rights Offering and Agent shall be held harmless by the Company in respect of any action taken, suffered or omitted by Agent hereunder in good faith and in accordance with its determination;

F. Shall not be obligated to take any action hereunder which might, in its reasonable judgment subject or expose it to any expense or liability unless it shall have been furnished with an indemnity satisfactory to it;

G. Shall not be liable or responsible for any recital or statement contained in any Offering Document or any other documents relating thereto, unless such statement was provided or confirmed in writing by the Agent; and

H. Shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to the Offering, including without limitation obligations under applicable regulation or law.

No later than the first business day after the Mailing, the Company will provide Agent with a final list of talking points for dealing with anticipated questions from holders of Common Stock. It is understood and agreed that Agent will not provide tax advice, will not interpret tax regulations, will not opine regarding the merits of the Rights Offering, and will not provide any comments related to any legal proceedings related to the Company.

This Agreement does not contemplate any service to be provided by Agent in the case where the conditions of the Offering have not been met in a timely manner. If necessary, service to be provided by Agent under such circumstances and remuneration to Agent therefor, will be established in a mutual agreement between Agent and the Company, which will become a part of this Agreement.

5. Compensation of the Agent by the Company. The Company shall pay fees for the services rendered hereunder, as set forth in the Fee Schedule (attached hereto as Exhibit A). The Agent shall also be entitled to reimbursement from the Company for all reasonable and necessary expenses paid or incurred by it in connection with the administration by the Agent of its duties hereunder. The fees must be paid upon execution of this Agreement, before any services hereunder commence. An invoice for any out-of-pocket and/or per item fees incurred will be rendered to and payable by the Company within fifteen (15) days of the date of said invoice. It is understood and agreed that all responsibilities and duties of, and services to be performed by, Agent shall cease if full payment for its services has not been received in accordance with the above schedule, and said services will not commence thereafter until all payment due has been received by Agent.

6. Reminder Mailings. The Company agrees that any follow up mailing program will be coordinated exclusively through the Agent. The Agent, or a preferred vendor of the Agent, may conduct follow up mailings through electronic mail, to the extent the email address of the intended recipient Stockholder has been provided by the Company to the Agent.

7. Indemnification, Limitation of Liability.

A. The Company covenants and agrees to indemnify and to hold the Agent harmless against any claims, actions, judgments, liabilities, costs, expenses (including reasonable fees of its legal counsel), losses or damages (collectively, a “Covered Claim”), which may be paid, incurred or suffered by or to which it may become subject, arising out of or incident to this Agreement, including Agent’s compliance with instructions set forth herein or with any instructions delivered to Agent pursuant hereto, or as a result of defending itself against any claim or liability resulting from its actions as Agent, including any claim against Agent by any Stockholder or the Company, which covenant and agreement shall survive the termination hereof, except to the extent that any such Covered Claim is caused by the willful misconduct, gross negligence or fraud of Agent in the performance of, or failure to perform, its obligations under this Agreement. Promptly after the receipt by Agent of notice of any demand or claim, or the commencement of any action, suit, proceeding or investigation relating to its duties under this Agreement, the Agent shall notify the Company thereof in writing. However, failure to so notify the Company shall not operate in any manner whatsoever to relieve the Company from any liability which it may have on account of this Section 7 if no prejudice occurs. The Company shall be entitled to participate at its own expense in the defense of any such claim or proceeding, and, if it so elects at any time after receipt of such notice, it may assume the defense of any suit brought to enforce any such claim or of any other legal action or proceeding. Neither Agent nor the Company shall without the other party’s prior written consent, settle or compromise or consent to the entry of any judgment to any pending or threatened action in respect of which indemnification may be sought hereunder. The parties hereto agree that they will provide each other with reasonable access to all records and documents within their possession, custody or control relating to, and necessary for the defense of, any Covered Claim, subject to customary assurances of confidentiality. For the purposes of this Section 7, the phrase “any costs, expenses (including fees of its legal counsel), losses or damages” means any amount paid or payable to satisfy any claim, demand, action, suit or proceeding settled, and all reasonable costs and expenses, including, but not limited to, reasonable counsel fees and disbursements, paid or incurred in investigating or defending against any such action, suit, proceeding or investigation.

B. Agent’s aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid or payable hereunder by the Company to Agent as fees and charges, but not including reimbursable expenses.

C. In the event any question or dispute arises with respect to the proper interpretation of this Agreement or Agent’s duties hereunder or the rights of the Company or of any Stockholders exercising Subscription Rights in the Rights Offering, Agent shall not be required to act and shall not be held liable or responsible for refusing to act until the question or dispute has been judicially settled (and Agent may, if it deems it advisable, but shall not be obligated to, file a suit in interpleader or for a declaratory judgment for such purpose) by final judgment rendered by a court of competent jurisdiction, binding on all stockholders and parties interested in the matter which is no longer subject to review or appeal, or settled by a written document in form and substance satisfactory to Agent and executed by the Company and each such stockholder and party. In addition, Agent may require for such purpose, but shall not be obligated to require, the execution of such written settlement by all the stockholders and all other parties that may have an interest in the settlement.

8. Further Assurance. From time-to-time and after the date hereof, the Company shall deliver or cause to be delivered to the Agent such further documents and instruments and shall do and cause to be done such further acts as the Agent shall reasonably request (it being understood that the Agent shall have no obligation to make any such request) to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.

9. Representations, Warranties and Covenants. The Company represents, warrants and covenants that: (a) it is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation; (b) the making and consummation of the Rights Offering and the execution, delivery and performance of all transactions contemplated thereby (including without limitation this Agreement) have been duly authorized by all necessary corporate action and will not result in a breach of or constitute a default under the certificate of incorporation or bylaws of the Company or any indenture, agreement or instrument to which it is a party or is bound; (c) this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid, binding and enforceable obligation of it; (d) the Rights Offering will comply in all material respects with all applicable requirements of law; and (e) to the best of its knowledge, there is no litigation pending or threatened as of the date hereof in connection with the Rights Offering.

10. Term. The Company may terminate this Agreement at any time by providing 60 days written notification to the Agent. Agent may terminate this Agreement with or without cause by providing at least sixty (60) days’ written notice to the Company, except that Agent may terminate this Agreement immediately at any time Company has not paid in full an invoice from Agent within the time period described in Section 5 hereof. Upon the effective date of termination of this Agreement, all property then held by Agent on behalf of the Company, if any, will be returned to the Company. Upon termination of this Agreement, all subscription documents received and related documentation will be returned to the Company.

11. Notices. Until further notice in writing by either party hereto to the other party, all written reports, notices and other communications between the Agent and the Company required or permitted hereunder shall be delivered or mailed by first class mail, postage prepaid, addressed as follows:

If to the Company, to:

ClearOne, Inc.

Attn: Narsi Narayanan

525 Wiley Post Way, Suite 500

Salt Lake City, UT 84116

If to the Agent, to:

Broadridge Corporate Issuer Solutions, Inc.

1717 Arch Street, Suite 1300

Philadelphia, PA 19103

Attn: Corporate Actions Department

with a copy (which shall not constitute notice) to:

Broadridge Financial Solutions, Inc.

5 Dakota Drive – Suite 300

Lake Success, New York 11042

Attention: General Counsel

12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the parties hereto.

13. Assignment. This Agreement may not be assigned by the Company without the prior written consent of Agent, which consent shall not be unreasonably withheld. This Agreement shall be binding upon and shall inure to the benefit of Agent and the Company and their respective successors and permitted assigns and is made solely and specifically for their benefit. No other person shall have any rights, interest or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third-party beneficiary or otherwise.

14. Amendment. This Agreement may not be modified, amended or supplemented without an express written agreement executed by each of the parties hereto.

15. Counterparts. This Agreement may be executed in separate counterparts, each of which, when executed and delivered, shall be an original, but all such counterparts shall together constitute but one and the same instrument.

16. No Joint Venture. This Agreement does not constitute an agreement for a partnership or joint venture between the Agent and the Company. Neither party shall make any commitments with third parties that are binding on the other party without the other party’s prior written consent.

17. Force Majeure. In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or damage that is reasonably beyond its control, or other cause that is reasonably beyond its control (except, in the case of the Agent, for acts of subcontractors), such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes. Performance under this Agreement shall resume when the affected party or parties are able to perform substantially that party’s duties.

18. Consequential Damages. Neither party to this Agreement shall be liable for any consequential, indirect, special or incidental damages under any provision of this Agreement or for any consequential, indirect, penal, special or incidental damages arising out of any act or failure to act hereunder even if that party has been advised of or has foreseen the possibility of such damages.

19. Severability. If any provision of this Agreement shall be held invalid, unlawful, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

20. Confidentiality. The Agent and the Company agree that all books, records, information and data pertaining to the business of the other party which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement, including the fees for services set forth in the attached schedule, shall remain confidential and shall not be voluntarily disclosed to any third party (except the party’s attorneys, advisors and affiliates), except with the written approval of the other party or as may be required by law or regulatory authority.

21. Survival. The provisions of Sections 4, 5, 7, 11, 12, 16, and 18 - 22 shall survive any termination of this Agreement.

22. Merger of Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the day and year first above written.

BROADRIDGE CORPORATE

ISSUER SOLUTIONS, INC.	CLEARONE, INC.

By:	By:

Name:	Name:

Title:	Title:

Exhibit A

AGENT FEES AND INCLUDED SERVICES

Subscription and Information Agent Fee of $15,000, plus $10.00 for each line item on Depository Trust Company's ATOP forms submitted to Agent.

•     DTC new CUSIP setup fee, per CUSIP     $1,000.00

•     Extension of the Offering, if applicable     $2,500.00

•     Midnight Expiration, if applicable     $2,500.00

•     Per wire fee, if applicable           $ 150.00

•     Notice of Deficiencies (greater than 25)    $500.00

Agent shall be entitled to reimbursement of all reasonable out-of-pocket expenses including but not limited to postage, stationery and supplies, which will be billed as incurred during the performance of Agent’s duties hereunder, including without limitation:

Out of pocket expenses

•     Postage with shared Pre-Sort savings (to be paid in advance)

•     Overnight delivery / courier service / photocopy service

•     Envelopes – outer and BRE (Business Reply Envelopes) 1

•     Brochures and enrollment materials

•     Insurance and courier fees

•     Printing of check forms and blank stock certificates

Although Agent may advance payment for these expenses and then invoice Client, there are occasions when Broadridge may require advance payment toward large expense items.

INCLUDED SERVICES

•     Designating a corporate action account manager to communicate with all parties hereto and their counsel to establish the terms, timing and procedures required to carry out Subscription Agent duties, including document review and execution of legal agreements, rights certificates and other Rights Offering documents and communication materials, project management, and on-going project updates and reporting.

•     Designating an Information Agent account manager to review and become familiar with all Offering Documents and provide expert assistance to holders of Common Stock related to matters concerning the Rights Offering.

•     Preparing mailings that include name, address for the mailing of Offering Documents.

•     Collating and assembling Offering Documents and envelopes for mailing.

•     Addressing and enclosing Offering Documents and return envelopes, for one-time, one-day mailing to holders of Common Stock.

•     Receiving, opening and logging in returned rights certificates.

•     Checking rights certificates for validity against master list.

•     Checking for proper execution of all of rights certificates and other documents necessary to effect a proper exercise of Subscription Rights, including W-9s (if applicable).

•     Curing defective subscriptions, including writing holders of Common Stock in connection with unsigned or improperly executed rights certificates and other Offering Documents.

•     Soliciting by mail W-9s from holders of Common Stock who have not executed them or whose TIN’s do not match our records.

•     Tracking and reporting as required the number of shares of Common Stock to which stockholders have subscribed.

•     Sealing, addressing, posting (not including postage), and providing envelopes for mailing to holders of Common Stock.

•     Providing stockholder relations services to all holders of Common Stock related to the Rights Offering, including phone, email, and regular mail inquiries.

NON-INCLUDED SERVICES

•     Services associated with new duties, legislation or regulations which become effective after the date of this Agreement (these will be provided on an appraisal basis)

•     Reasonable legal review fees if referred to outside counsel upon receipt of prior approval of the Company

•     Overtime charges at 100% assessed in the event of late delivery of material for mailings, unless the target mail date is rescheduled

•     Dedicated Toll Free 800 Number